UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Form SD
_______________________

Specialized Disclosure Report

NATIONAL INSTRUMENTS CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	000-25426	74-1871327
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11500 North MoPac Expressway	78759
Austin, Texas (Address of principal executive offices)	(Zip Code)

David Hugley	(512) 338-9119
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

GENERAL

National Instruments Corporation (“NI”, “we”, “us” or “our”) designs, manufactures and sells tools to engineers and scientists that accelerate productivity, innovation and discovery. Our graphical system design approach to engineering provides an integrated software and hardware platform that speeds the development of systems needing measurement and control. NI is based in Austin, Texas, was incorporated under the laws of the State of Texas in May 1976 and was reincorporated in Delaware in June 1994.

In 2010 the US Congress enacted the conflict minerals provisions of the Dodd-Frank Financial Reform legislation. The law’s aim is to curb violence and human rights abuses in the Democratic Republic of the Congo (DRC), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”) by requiring disclosure of certain information by public companies that use certain minerals which are necessary to the functionality or production of their products, which minerals include gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

COVERED PRODUCTS

NI offers an extensive line of measurement and control products to work either separately, as stand-alone products, or as an integrated solution. NI’s hardware products include Data Acquisition Hardware, PXI Modular Instruments, Modular Instruments, Machine Vision/Image Acquisition, Motion Control, and NI LabVIEW Reconfigurable I/O (RIO) Architecture, Industrial Communications Interfaces, and GPIB Interface products.

Most NI hardware products contain at least one of the Conflict Minerals and fall into the scope of the law’s requirements; thus, this disclosure includes information on a company level basis that includes general information for all NI products.

DESCRIPTION OF DUE DILIGENCE

For calendar year 2014, NI has undertaken in good faith a reasonable country of origin inquiry reasonably designed to determine the country of origin of Conflict Minerals necessary to the functionality or production of NI Products.  The objective of the inquiry was to collect accurate, complete, and actionable Conflict Minerals data and information in support of the conflict minerals due diligence process from 370 of NI’s direct suppliers of components used to build NI’s hardware products.  NI applied certain minimum threshold levels of the respective supplier spend to exclude certain insignificant suppliers from the scope of the inquiry.

In connection with its inquiry, NI surveyed its direct suppliers by collecting suppliers' Conflict Minerals policy statements and/or Electronic Industry Citizenship Coalition (EICC)/Global e-sustainability Initiative (GeSI) Conflict Free Smelter (CFS) declarations. This data collection process included research of supplier websites, directly contacting suppliers via email, phone or facsimile as needed, and following up on any missing data or non-responsive suppliers.  NI then performed quality inspection on documents and information received from suppliers and validated the responses by reviewing the completeness of the survey, obtaining additional responses if necessary, resolving discrepancies (such as metal type, address, and contact info), if any, between smelters as provided by the supplier and EICC standard smelter list, and determining which smelters are validated as conflict-free as part of the Conflict-Free Smelter Program.

Conflict Minerals Disclosure

This Form SD of NI is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of NI’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://investor.ni.com/.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, NI is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01	Exhibits

Exhibit 1.01	- 2014 Conflict Minerals Report of NI as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NATIONAL INSTRUMENTS CORPORATION

By:	/s/ DAVID G. HUGLEY
David G. Hugley
Vice President & General Counsel; Secretary

Date:  May 4, 2015

EXHIBIT INDEX

Exhibit No.	Description
1.01	2014 Conflict Minerals Report of National Instruments Corporation